UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

On January 12, 2020, argenx SE (the “Company”) posted an updated corporate presentation to its website. The Company intends to use the presentation at the 38th Annual J.P. Morgan Healthcare Conference being held from January 13 to 16, 2020. A copy of the presentation is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-225370) and S-8 (File No. 333-225375).

Exhibit	Description

99.1	Corporate Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: January 13, 2020	By:	/s/ Dirk Beeusaert
Dirk Beeusaert
General Counsel

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